Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT
Roanne Kulakoff
Kekst and Company
(212) 521-4827

FOR IMMEDIATE RELEASE
Hawthorne, NY, September 29, 2009

TARO FILES LAWSUIT AGAINST SUN IN U.S. FEDERAL COURT

Complaint Cites Sun’s Failure to Disclose Material Information to Taro Shareholders and Unlawful Use of Confidential Information

Hawthorne, NY, September 29, 2009 - Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) filed a lawsuit today against Sun Pharmaceutical Industries Ltd. and certain of its affiliates (collectively, “Sun”) in the United States District Court for the Southern District of New York alleging, among other things, that Sun failed to disclose to Taro shareholders material information such as (i) the recent action by the U.S. Food and Drug Administration (“FDA”) against Caraco Laboratories, Inc., Sun’s majority owned U.S. subsidiary (“Caraco”) in which the FDA seized $20 million in products, effectively closing down manufacturing operations of Caraco; (ii) the fact that the FDA action apparently grew out of a long pattern of failure to comply with regulatory requirements governing the manufacture of drugs at Caraco under Sun’s controlling hand; (iii) the impact these events and other serious lapses of operational diligence and corporate governance would have on Taro, its operations, business and its shareholders if Sun were to gain control of Taro; (iv) the harm that Sun has inflicted on Caraco’s minority public shareholders in order to advantage Sun and Sun’s shareholders; (v) suits filed by shareholders of Caraco alleging violations of securities law and failure to disclose material facts; and (vi) recent disclosures by Caraco of the resignation of a Caraco outside independent director over serious “corporate governance” issues at Caraco.

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Taro Pharmaceutical Industries Ltd.

Taro also alleges that Sun misappropriated confidential information about Taro gathered as part of the proposed merger transaction. Taro alleges that Sun illegally used such confidential information to disrupt and harm Taro’s customer relationships and undermine Taro’s revenues.
Since June 2008, Sun has continued a tender offer at below market price for Taro’s shares, despite the opposition of Taro’s Board of Directors.  Sun announced its hostile tender offer after a proposed merger agreement between Sun and Taro resulted in opposition by Taro shareholders and failed to gain their approval. That merger agreement was subsequently terminated by the Company pursuant to the terms of the merger agreement.

With respect to the tender offer, the Complaint details how Sun has failed to disclose material information regarding, among other things, the above cited significant FDA warnings and actions regarding operations at Caraco, Sun’s majority owned subsidiary, which accounts for a significant portion of their global revenue and which is their largest U.S. facility and base of U.S. operations. Specifically, the Taro suit alleges that Sun’s tender offer violates the Williams Act by failing to disclose such matters as: (i) a pattern of serious violations of FDA laws and regulations by Caraco; (ii) the seizure by U.S. Marshals of over $20 million of products of Caraco at the behest of the FDA, effectively closing down manufacturing operations of its major facilities in the United States; (iii) suits by shareholders of Caraco alleging violations of securities laws and failures to disclose material facts; (iv) a concealed history of unwillingness or inability by Sun and its designees to operate a plant in conformity with applicable United States law; (v) recent disclosures to the U.S. Securities and Exchange Commission (“SEC”) by Caraco of the resignation of one of Caraco’s outside independent directors, who was also chairman of Caraco’s Independent Committee of its Board of Directors, for a “disagreement [with] management’s and the majority shareholder’s [Sun’s] absolute refusal to permit a focused independent look at [Caraco’s] corporate governance matters…”  and (vi) press reports of and a plan to move Taro manufacturing to India.

In addition, Taro alleges in its complaint that Sun and its affiliates have misappropriated and misused confidential information of Taro which Sun obtained under a 2007 written Confidentiality Agreement providing that all such information would be used solely to evaluate a proposed transaction among the parties or their affiliates.

Thus, Taro alleges in its complaint violations of the Williams Act, 15 U.S.C. Sections 78n(d) and (e); and unlawful use and disclosure of Taro’s proprietary and confidential business information in violation of a non-disclosure agreement.

As remedy, Taro seeks, among other things, to enjoin use of Sun’s improper tender offer materials as well as damages and injunctive relief.

The filing of the present complaint is in addition to ongoing pending litigation involving Taro, Sun and others in Israel and New York State courts.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Taro Pharmaceutical Industries Ltd.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that the Company “plans,” “believes,” or “expects” to happen, or similar language.  Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained.  Taro believes this release should be read in conjunction with all of its filings with the SEC and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Factors that could cause actual results to differ include the actions of Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks as detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date they are made. Taro undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.